1. Nature of Operations

CIG Securities, Inc. (the "Company"), a subchapter S-corporation, is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan corporation that is a fully owned subsidiary of CIG Corporation (the "Parent"). The Company clears transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in United States dollars, and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The accounts receivable are stated at the amount management expects to collect. Management closely monitors outstanding balances and writes off or reduces accounts receivable balances when determined necessary, as of year-end.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter-S of the Internal Revenue Code, and the Parent company has elected to treat the Company as a qualified Subchapter-S Subsidiary. Accordingly, the Company's net income is included in the Parent's income tax return. The Company believes that it does not have any uncertain tax positions that result in a material impact on the Company's financial position or operations. The Company is no longer subject to examination by tax authorities for Federal and state income taxes for periods before 2014.

3. Deposits With Clearing Organization

Deposits with clearing organization at December 31, 2018 consist of the following:

Cash Account	$100,500

The Company clears customer transactions through Pershing LLC. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2018, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. The rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2018, the Company had net capital of $94,412, which exceeded the requirements by $89,412. The Company's net capital ratio was 0.59 to 1.

5. Related Party Transactions

The Company has a service agreement with the Parent. The Parent provides all administrative office services, and the Company agrees to pay for these office services on a monthly basis. The charges for office services for the year ended December 31, 2018 were $35,859 as reported on the statement of income.

Commission expenses of $76,331 were paid to the Parent.

Receivable from Parent amounts to $51,731 and represents funds owed to the Company for commission revenues received by the Parent for the Company net of commission and shared services expenses due by the Company to the Parent.

Receivable from due to CIG Asset Management, a related entity through common ownership, in the amount of $369,701, represents costs owed to the Company for clearing expenses charged by the clearing broker-dealer.

Amounts receivable and payable to related parties are non-interest bearing with no fixed terms of repayment.

6. Commitments and Contingencies

The Company may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on the Company's financial position.

7. Off-Balance Sheet Risk, Market Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The receivables from the related party represent a concentration of credit risk. Management does not anticipate any losses as a result of this concentration.

The Company's policy is to monitor its market exposure and counterparty risk. There were no losses incurred due to off-balance sheet risk during the year.

8. Reserve and Possession or Control Requirements

Schedule II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of the rule.

Schedule III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from Rule 15c3-3 as it relates to possession or control requirements under the exemptive provision of (k)(2)(ii) of the rule.

9. Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date on which the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment or disclosure in the financial statements.